# Nick Hodges

Make a positive impact.
Salt Lake City Metropolitan Area

## Experience

**Halcium**
Founder | CEO
January 2021 - Present (3 years 8 months)
Salt Lake City Metropolitan Area

Startup built around an innovative wind turbine for urban areas.

Raised $900,000 in capital.

Leads a team of engineers developing the turbine.

**Growth CFOs**
CFO
January 2019 - Present (5 years 8 months)

Fractional CFO and Controller for small businesses.

Helped owners have a greater sense of control and knowledge of their
business's health and future.

Helped manage inhouse accountants, develop them into a future controller or
CFO.

Past clients include:

· Energy storage startup.

· Real estate development.

· Home builder.

· Housing for actors and video production.

· Event centers.

· Marketing agencies.

Most companies used Quickbooks, Quickbooks Online, or Xero.

**Klymit**
CFO
November 2015 - October 2018 (3 years)

CFO for fast growing outdoors company ($5 to $25 million in 3 years).

Partnered with CEO to keep company on track financially.

Developed models to help us make the right decisions at the right time.

Started as the only finance/accounting guy and grew to leading a team of
accountants.

Managed all aspects and processes for AP, AR, reporting, month/year closing, daily processes, receipts.

Cash forecasting, management, and reporting.

Capital stack management.

Financial reporting for board, investors, and internal department heads.

Grew and managed a line of credit from $100k to $5 million.

HR compliance in areas like pay, bonuses, benefits, 401k testing.

SaaS management for dashboards (DOMO).

Tailor Built Homes
Controller
January 2015 - November 2015 (11 months)

Packsize
Sales
August 2013 - November 2014 (1 year 4 months)

Various Investment Firms
Sales and Service
January 2009 - July 2013 (4 years 7 months)

_____

# Education

Arizona State University
Masters of Business Administration - MBA · (2009 - 2011)

Union College (NE)
Bachelor's degree, Business Administration · (2004 - 2008)